15049653

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2015
WASH., D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DST Market Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 2nd Ave South
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut Street	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

DST Market Services, LLC

Statement of Financial Condition

December 31, 2014

Oath and Affirmation

I, Daryl L Hubbard, swear (or affirm) that, to the best of my knowledge and belief that accompanying financial statement and supporting schedules pertaining to the firm of DST Market Services, LLC, as of December 31st, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Signature

Vice President and FINOP

Title

Notary Public

SHERYL MORRISON
Notary Public, Notary Seal
State of Missouri
Jackson County
Commission # 12480954
My Commission Expires July 09, 2016

This report**contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report X
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DST Market Services, LLC
Table of Contents
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management
of DST Market Services, LLC:

In our opinion, the accompanying statement of financial condition of DST Market Services, LLC (the "Company"), presents fairly, in all material respects, the financial position of the Company at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

DST Market Services, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	11,359,787
Cash segregated under federal and other regulations		53,973
Deposits with clearing organizations		182,506
Accounts receivable		4,781,486
Prepaid expenses and other assets		87,187
Securities owned		11,744
Property and equipment, net		151,324
Intangible assets, net		4,067,188
Goodwill		4,457,008
Total assets	$	25,152,203
Liabilities and Member's Interest		
Accounts payable	$	1,057,328
Accrued liabilities		2,212,345
Income taxes payable		2,414,693
Deferred income taxes		950,077
Other liabilities		175,643
Total liabilities		6,810,086
Member's interest		
Retained earnings		1,448,100
Member's capital		16,894,017
Total member's interest		18,342,117
Total liabilities and member's interest	$	25,152,203

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

DST Market Services, LLC ("we", "our", "us" or the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission. We provide mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the broker/dealer's financial advisors.

We are a member of the Financial Industry Regulatory Authority ("FINRA"). In January 2014, we were approved by FINRA to be a clearing broker that can hold customer accounts. At December 31, 2014, no customer accounts were held by the Company.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
We consider all liquid investments with original maturities of 90 days or less to be cash equivalents.

Investments
The Company's investments consist of mutual funds as of December 31, 2014. Security transactions are accounted for on the trade date. Security gains and losses are calculated on the specific identification method. Interest income, adjusted for discounts and premiums, is recorded on the accrual basis.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of our financial assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard. Fair value of these investments is determined using Level I inputs.

Property and equipment
Property and equipment are recorded at cost with major additions and improvements capitalized. Data processing and other equipment are depreciated using accelerated methods over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvement. We periodically review our property and equipment for possible impairment.

Goodwill and intangible assets
Intangible assets primarily represent customer relationships, trade names and other assets acquired through a business combination. The estimated useful life of our intangible assets is 7 to 16 years. The weighted-average amortization period at December 31, 2014 for these assets was 14.4 years. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our impairment tests indicate no impairments during the year ended December 31, 2014. The fair value was estimated using the expected present value of future cash flows.

Income taxes
We are included in the DST federal consolidated corporate income tax return. In addition, we made an election to be taxed as a corporation for federal income tax purposes. As a result, we have provided federal and state income taxes for the year ended December 31, 2014.

We compute income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting and income tax reporting purposes are recorded by the liability method under the authoritative accounting guidance for income taxes. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions of which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Share-based compensation
We participate in DST's share-based compensation plan and recognize the cost of employee services received in exchange for awards of DST restricted stock, restricted stock units and common stock options based on the grant date fair value of the awards. The cost of these equity awards is generally recognized over the service period. Amortization of share-based awards containing both service and performance features depends on our estimated judgments on whether the performance condition will be achieved.

New authoritative accounting guidance
In February 2015, the Financial Accounting Standards Board ("FASB") issued an accounting standard update, "Consolidation (Topic 810) - Amendments to the Consolidation Analysis." The new consolidation guidance changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a VIE, and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. It also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The guidance is effective for us for fiscal years and interim periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the standard and the impact it will have on the consolidated financial statements.

In May 2014, the FASB issued an accounting standard, "Revenue from Contracts with Customers." This standard will replace the existing accounting standard for revenue recognition and is effective for annual periods beginning after December 15, 2016. Early application of this standard is not permitted. This standard permits two transition approaches, either the retrospective transition method or the cumulative effect transition method. We are currently evaluating the standard, including which transition approach will be applied and the estimated impact it will have on the financial statements.

Subsequent events
The Company has performed an evaluation of subsequent events through February 26, 2015, which is the date of issuance of the financial statements.

3. Property and Equipment

The following table summarizes property and equipment and related accumulated depreciation at December 31, 2014:

Leasehold improvements	$	211,829
Data processing and other equipment		80,392
		292,221
Less: accumulated depreciation		140,897
Property and equipment, net	$	151,324

Depreciation and amortization expense related to property and equipment for the year ended December 31, 2014 was $29,640.

4. Goodwill and Intangible Assets

Our goodwill of $4,457,008 at December 31, 2014 resulted from a business combination of TASS, LLC by DST in 2007.

The following table summarizes intangible assets at December 31, 2014:

Customer relationships	$	7,100,000
Trade name		1,000,000
Other		500,000
		8,600,000
Less: accumulated amortization		4,532,812
Intangible assets, net	$	4,067,188

Amortization of intangible assets was $585,417 for the year ended December 31, 2014. Annual amortization for intangible assets recorded as of December 31, 2014 is estimated to be $543,750 for 2015 and 2016, $502,084 for 2017, $443,750 for 2018 and 2019 and $1,590,104 thereafter.

5. Debt

During 2014, we entered into a $10,000,000 unsecured, revolving line of credit which matures on October 29, 2015. Interest on this line of credit is at variable rates based on LIBOR plus 1.5% per annum. There were no borrowings under this new facility at December 31, 2014 or activity during the year ended December 31, 2014.

6. Related Party Transactions

Shared services
We may contract with DST and affiliates of DST for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions. The expense associated with these services was $5,266,725 for the year ended December 31, 2014.

Cash management program with DST
For a portion of the year, we participated in DST's centralized cash management program, wherein cash disbursements were funded by DST. There were no amounts receivable from DST at December 31, 2014. We received interest on our average outstanding balance on deposit with DST. We received $12,786 of interest income from DST during the year ended December 31, 2014, which has been recorded as an offset to other expenses in the Statement of Income.

For the year ended December 31, 2014, we paid cash dividends to DST in the amount of $23,000,000.

Share-based compensation
We participate in DST's share-based compensation plan and have outstanding share awards, primarily in the form of DST common stock options and DST restricted common stock units. Share-based compensation expense associated with these awards was $254,686 during the year ended December 31, 2014.

Summary stock option activity is presented in the table below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2013	3,376	$ 47.07	7.9
Exercised	(1,240)	44.57	
Outstanding at December 31, 2014	2,136	46.24	6.0
Exercisable at December 31, 2014	1,913	45.39	5.8

Summary restricted stock activity is presented in the table below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2013	2,809	$ 65.46
Granted	5,015	94.51
Exercises	(669)	96.64
Non-vested at December 31, 2014	7,155	$ 86.74

We had $327,281 of unearned compensation related to the grant of DST share-based awards to certain of our employees at December 31, 2014. Unearned compensation is included in Member's capital in the Statement of Financial Condition. We estimate that the amortized compensation expense attributable to these share-based awards will be approximately $192,521 for 2015, $101,765 for 2016 and $23,770 for 2017, based on awards currently outstanding. Additionally, approximately $9,225 of unearned compensation is not projected to be expensed as the related awards are not currently expected to achieve their required performance features and therefore are not expected to vest.

7. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major customers
Our two largest customers, in aggregate, account for approximately 66.4% of our total revenues for the year ended December 31, 2014.

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Other contingencies
We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

Indemnifications
In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

8. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $950,077 at December 31, 2014 is comprised of deferred tax liabilities of $1,298,448 and deferred tax assets of $348,371. The net deferred tax liability at December 31, 2014 relates primarily to the difference in the timing of recognition of income and deductions for book and tax purposes.

Various state and local income tax returns of the DST consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

9. Net Capital and Customer Reserve Requirements

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2014 of $4,667,697, which exceeded our net capital requirement by $4,417,697. As of December 31, 2014, we are a clearing broker, however, we have no customer accounts. Consequently, at December 31, 2014, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

10. Cash Segregated Under Federal and Other Regulations

Cash of $53,973 is segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of introducing brokers.